Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY  10005
(212) 530-5000

January 12, 2009

Compañía de Minas Buenaventura S.A.A.
Form 20-F for Fiscal Year Ended December 31, 2007
File No. 001-14370

Mr. Karl Hiller
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. Hiller:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated November 26, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”).  On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type.  Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.

Form 20-F for the Fiscal Year Ended December 31, 2007

Operating and Financial Review and Prospects, page 106

1.
Your disclosure on page 106 indicates that in fiscal years 2005 and 2006, certain sales contracts previously accounted for as derivative instruments, although apparently not as hedges, were replaced with new contracts that qualified as normal sales, thus alleviating the need to apply fair value accounting to these contracts.

However, you also explain that you calculated the fair value of the replaced contracts immediately prior to their replacement and recorded the calculated amounts as deferred revenues to be realized upon future settlements of the new sales contracts.  As the amount of deferred revenue was neither generated from billings nor collections from customers, please explain how it is appropriately identified as revenue related to the new contracts.

Additionally, tell us how your accounting is consistent with the guidance IAS 39, including paragraphs 39 through 41, and 50; and since the accounting for the replacement of these sales contracts has not been disclosed as a departure from U.S. GAAP in Notes 35 and 36, please cite the U.S. GAAP accounting guidance that you identified as a basis for recording deferred revenue at fair value.

The Company respectfully clarifies that the original sales contracts referenced in the Staff’s comment were not replaced with new contracts, but were modified to change certain terms.  The only significant change to the applicable 2005 and 2006 sales contracts was the method of settlement, which is now required to be a physical settlement by delivery of gold pursuant to the modified contract terms.  Most of the other significant terms of the applicable sales contracts, such as the agreed upon fixed price, quantity and delivery dates, were not changed.  The Company will revise its disclosure in future filings of the Form 20-F to clarify that certain terms of the applicable sales contracts were modified, but that the original contracts were not replaced with new contracts.

Under Peruvian generally accepted accounting principles (“Peruvian GAAP”), the Company considered the guidance in paragraphs 39, 40, 41 and 50 of International Accounting Standards (“IAS”) 39.  The Company concluded that the modified contracts did not qualify for de-recognition per the guidance in paragraph 40 of IAS 39 because the Company had not extinguished its obligation as specified in the modified contracts to deliver the gold and total cash flows were not changed.  However, the Company notes that IAS 39 does not contain specific guidance related to the Company’s specific circumstances.  The Company further notes that Peruvian GAAP Resolution No. 013-98-EF/93.10 allows Peruvian companies to apply United States generally accepted accounting principles (“US GAAP”) in the absence of a specific rule that applies to a transaction under Peruvian GAAP.  This resolution is commonly used by Peruvian companies in developing and applying accounting policies.  Pursuant to this guidance, the Company decided to rely upon and adopt an accounting policy which is consistent with US GAAP.

US GAAP guidance relating to derivative instruments is contained in paragraph 10 of Statements of Financial Accounting Standards (“SFAS”) 133, which states that certain contracts are not subject to the requirements of that standard.  One such exception from SFAS 133 is for “normal sales contracts” that qualify for the “Normal Purchase and Normal Sales” exception, as discussed more fully in paragraph 10(b) of SFAS 133. As explained above, the Company modified the terms of certain sales contracts that were being accounted for as derivatives under SFAS 133 such that they qualified for the normal sales exception and elected the exception as discussed in SFAS Implementation Issue C12, “Interpreting the Normal Purchase Sales Exception as an Election” (“Issue C12”).  As a result of these contract modifications and the Company’s election to apply the normal sales exception, the applicable contracts were no longer subject to the requirements of SFAS 133.  There was a final mark to market for the period up to the moment before the election was made.  Once the election was made, the contracts were no longer in the scope of SFAS 133, and thus there was no guidance in that standard to address what to do with the recorded balance.  Further, the Company wishes to note that Issue C12 allows for that election at any time in the life of the instrument.  Importantly, it states that once elected, “the entity is not permitted at a later date to change its election and treat the contract as a derivative.”  The Company respectfully submits that this is further evidence that once the election is made, the guidance in SFAS 133 is no longer applicable to the contracts.

Once the exception was elected, the Company looked to the only guidance that exists on accounting for a contract that was once a derivative, but no longer is required to be accounted for as such.  SFAS Implementation Issue K5, “Transition Provisions for Applying the Guidance in Statement 133 Implementation Issue” (“Issue K5”) states, in part, in Question 2, Part I, paragraph (a), “If an entity had been accounting for a contract as a derivative under Statement 133 but will not do so under the newly issued implementation guidance, the contract’s fair value at the effective date shall become its net carrying amount at that date.  The entity should apply other generally accepted accounting principles that are applicable to that contract prospectively from the date that the contract ceased to be accounted for under Statement 133.”  The Company believes this guidance can be applied by analogy in  cases where an instrument ceases to be a derivative.

The Company further concluded that the reversal of the entire liability at the date of the modification of the terms of these contracts against income would have implied that the Company had been legally released from its obligation, which was not the case.  It is the Company’s view that the future commitment of gold delivery as provided by the modified contracts could not be deemed to settle a liability of the Company under the original contracts and, accordingly, the guidance to which the Company analogized in Issue K5 seemed appropriate because it did not permit the reversal of the liability.

With respect to the Company’s income statement classification of the change in fair value as deferred revenue, SFAS 133 does not explicitly address income statement classification for gains and losses resulting from a derivative instrument’s change in fair value upon the conversion of such derivative instrument into a normal sales contract.  In the absence of explicit guidance, the Company adopted, and consistently applied, an accounting policy that it believes is appropriate under Peruvian GAAP for the classification of such gains and losses related to normal sales contracts as part of Sales (operating revenues), since these contracts are clearly related to the delivery of gold.  The Company disclosed this policy in Note 3(t) to the Company’s consolidated financial statements, under the heading “Significant accounting principles and policies—Revenue recognition—Commercial sales contracts,” as follows: “Gains and losses on derivative contracts qualifying as normal sales are initially deferred in the consolidated balance sheets and then recognized as income in the years in which the Company makes a physical delivery of the committed ounces of gold and tons of mineral.”  The amounts of deferred revenue related to these sales contracts are further disclosed in Note 18 to the Company’s consolidated financial statements, under the heading “Net sales and sales commitments—Fixed price sales contracts.”  For transparency purposes, the Company has separately disclosed this in a separate line item on the balance sheet and income statement to enable investors to more clearly understand the effect of these transactions.  However, to avoid confusion and clarify the description in future filings of the Company’s Form 20-F, the Company will rename the balance sheet line item from “Deferred income from sale of future production” to “Executory gold delivery contracts liability” and the income statement line item from “Realization of deferred income from sale of future production” to “Revenue associated with performance on executory gold delivery contracts.”

With respect to the disclosure of departures from US GAAP in Notes 35 and 36 to the Company’s consolidated financial statements, the Company concluded, as discussed above, that there was no Peruvian GAAP guidance specifically applicable to the Company’s accounting for the aforementioned transactions and, therefore, the Company applied US GAAP.  As a result, with respect to these transactions, the Company has not disclosed or reconciled any differences between Peruvian GAAP and US GAAP in Notes 35 and 36 to the Company’s consolidated financial statements.

Financial statements

Note 3 – Significant accounting principles and practices, page F-13

(d) Business combinations page F-13

2.
We note your disclosure stating that the excess of the cost of the business combination over your interest in the fair value of the acquiree’s identifiable assets and liabilities is recorded as Mining Rights within the Property Plant and Equipment caption.  Tell us how your accounting is consistent with paragraph 32 of IFRS 3, if that is your view.  Under U.S. GAAP, the excess of purchase price over the fair value of identifiable assets and liabilities acquired in a business acquisition should be recorded as goodwill in accordance with SFAS 141.

The Company notes the Staff’s comment and will revise the disclosure in the notes to its consolidated financial statements in future filings of the Form 20-F to clarify its accounting treatment for business combinations.

The Company respectfully submits that its accounting treatment in connection with business combinations complies with International Financial Reporting Standards 3 (amended as of March 2004), in force in Peru, and SFAS 141.  The Company uses the purchase accounting method to account for business combinations, which requires it to allocate the cost of the acquired entities to the identifiable assets acquired and liabilities assumed based on their fair values at date of acquisition.  The excess cost of the business combination over the fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill.  The Company supplementally advises the Staff that no goodwill has been recorded as a result of prior business combinations because the cost of each acquired entity was fully allocated to the identifiable assets acquired (which included the mineral reserves acquired) and liabilities assumed.

The Company will revise the disclosure in Notes 3(d) and 3(k) to its consolidated financial statements in future filings of the Form 20-F as follows:

“(d) Business Combinations –

Business combinations are accounted for using the purchase accounting method. This involves recognizing identifiable assets acquired and liabilities assumed at fair value on the date of the acquisition. The excess of the cost of the business combination over the fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill.”

“(k) Mining concessions –

The mining concessions balance corresponds to the mineral reserves resulting from the allocation of the cost of the business combinations that occurred in prior years. The mining concessions are shown as part of the property, plant and equipment caption and represent the ownership of the mining sites which contain the mineral reserves acquired. The mining concessions are amortized using the units-of-production method, based on the proven and probable reserves.”

 (m) Determination of mineral reserves and resources, page F-16

3.
We note your disclosure stating that your proven and probable reserve estimates have been audited by an independent third party.  Please disclose the name of this third party expert in compliance with Instruction 1(b)(iii) to Item 4.D of Form 20-F.

The Company notes the Staff’s comment.  The independent consultant that audits the Company’s proven and probable reserve estimates is Algon Investment S.R.L. and the Company will disclose the name of this consultant in future filings of the Form 20-F.

Note 5 – Cash and cash equivalents, page F-20

4.
Your policy note under point (g) on page F-15 indicates that cash and cash equivalents include “highly liquid investments with original maturities of three months or less.”  However, under this heading, you disclose that time deposits with maturities greater than 90 days are also included in the ending balance of cash and cash equivalents presented on your Balance Sheet.  Therefore, your presentation on the Balance Sheet appears to be inconsistent with your policy note and with your presentation in the Statements of Cash Flows.  Please resolve these discrepancies in terminology and presentation.

The Company notes the Staff’s comment and will revise the disclosure in the notes to its consolidated financial statements in future filings of the Form 20-F to clarify its policy with respect to cash and cash equivalents.

The Company supplementally advises the Staff that cash and cash equivalents presented on its balance sheet as of December 31, 2007 included cash on hand and time deposits, including time deposits with maturities of more than three months.  In accordance with paragraph 7 of IAS 7 and paragraph 8 of SFAS 95, for purposes of the Company’s statement of cash flows, only cash on hand, time deposits and highly liquid investments with maturities of less than three months are presented as cash and cash equivalents.  Note 5 to the Company’s consolidated financial statements presents a reconciliation between the cash and cash equivalents shown on its statement of cash flows with cash and cash equivalents shown on its balance sheet as of December 31, 2006 and 2007.

The Company will revise the disclosure in Note 3(g) to its consolidated financial statements in future filings of the Form 20-F as follows:

“(g) Cash and cash equivalents -

Cash and cash equivalents presented on the Company’s consolidated balance sheet include all cash on hand and time deposits, including time deposits with maturities of more than three months.  Cash and cash equivalents presented on the Company’s consolidated statement of cash flows include cash on hand, time deposits and highly liquid investments with original maturities of three months or less.”

   In order to further clarify this accounting policy, the Company will label this balance sheet item “Cash and cash equivalents and time deposits” in future filings of the Form 20-F.

Note 14 – Other Liabilities, F-27

Stock Appreciation Rights, page F-28

5.
Within your table that presents the principal assumptions used to estimate the fair value of stock appreciation rights, we note that you changed your valuation methodology from Black-Scholes-Merton to Turnbull and Wakeman in 2007.  The guidance in paragraph 39 of IAS 8 appears to require disclosures about the effects of your change.  Similarly, the guidance in paragraph A23 of SFAS 123(R), and paragraph 22 of SFAS 154, would ordinarily require disclosures of the effects when material, also indicating when and why the change in method was implemented.  Additionally, please clarify if the Black-Sholes-Merton method continues to be applied in determining the fair value of stock appreciation rights granted in periods prior to the change in valuation methodology.

The Company supplementally advises the Staff that the change in the valuation methodology did not have a material effect on the Company’s balance sheet.  The change in valuation methodology resulted in an increase of approximately US$0.7 million to other liabilities (representing approximately 0.11% of pre-tax income attributable to the Company, 0.56% of other liabilities, 2.0% of general and administrative expenses and 0.14% of net income attributable to the Company for the year ended December 31, 2007).  Due to the immateriality of the change, the Company respectfully submits that paragraph 5 of IAS 8, paragraph A23 of SFAS 123(R) and paragraph 22 of SFAS 154 do not require disclosure of immaterial effects as a result of changes in methodology.

The Company notes the Staff’s comment with respect to the requirements under paragraph A23 of SFAS 123(R) and paragraph 22 of SFAS 154 to disclose the reason for any change in methodology and will add the following paragraph in Note 14 to its consolidated financial statements in future filings of the Form 20-F:

 “In 2007 the Company changed the valuation methodology used to estimate the fair value of stock appreciation rights from Black-Scholes-Merton to Turnbull and Wakeman.  In accordance with paragraph A23 of SFAS 123(R), the Company changed its valuation methodology after determining that Turnbull and Wakeman would produce a better estimate of the fair value of the stock appreciation rights granted under the award structure adopted by the Company.”

The Company supplementally advises the Staff that Turnbull and Wakeman is used by the Company to determine the fair value of all of its outstanding stock appreciation rights, including awards granted prior to the adoption of the new methodology.  The Company is required to measure the fair value of all outstanding stock appreciation rights as of the end of each fiscal quarter and, as a result, the new methodology was applied prospectively to all stock appreciation awards outstanding as of December 31, 2007.

Note 17 – Tax Situation, page F-32

6.
We note your disclosure stating that while there are outstanding disputes with the Tax Administration concerning their audits of your prior year tax returns, in your opinion, the Tax Administration’s claims have “no legal basis.” Please confirm that you have accrued no amounts for these claims, as suggested by your disclosure, if true.  Otherwise, please disclose the extent to which you have accrued for these matters, and identify the periods in which the accruals were made.  Please ensure that you provide the information required under IAS 12 and paragraphs 84 through 92 of IAS 37, as applicable.

Additionally, tell us whether these tax contingencies have been assessed under the provisions of FIN 48 for U.S. GAAP purposes, and explain how the accounting referred to in Note 36, indicating the adoption of FIN 48 had no impact on your consolidated financial statements, is an appropriate result under the circumstances.

The Company supplementally advises the Staff that no amounts have been accrued for the claims by the Peruvian Tax Administration disclosed in Note 17 to its consolidated financial statements.

The Company confirms that the tax contingencies referenced in the Staff’s comment have been assessed under the provisions of Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”) and respectfully submits that its disclosure in Note 36 to its consolidated financial statements indicating that the adoption of FIN 48 did not have a material impact on its consolidated financial statements is appropriate.  In accordance with FIN 48, the Company has analyzed the technical merits of the aforementioned tax contingencies and determined that its tax position will more likely than not be sustained upon examination by the Peruvian Tax Administration.  The Company has determined that its tax treatment should be classified as a “highly certain tax position,” and, therefore, no accrual for the tax contingencies is required.  Accordingly, the Company believes that its disclosure in Note 36 regarding the immaterial effect of the adoption of FIN 48 is appropriate.

Note 32 – Commitments and contingencies, page F-44

7.
Your discussion on the Choropampa matter indicates that while multiple lawsuits still exist, you “…cannot reasonably predict the final outcome” of these lawsuits.  You also express the view that claims of the plaintiff in the Hacienda Los Negritos matter are “baseless.”  Please disclose the information required under paragraphs 84 through 92 of IAS 37 for these matters,  and for U.S. GAAP, indicate the extent to which you have accrued loss contingencies, identify the periods impacted, and include your estimate of the reasonably possible range of loss, following the guidance in SFAS 5 and FIN 14.

The Company respectfully clarifies that each of the legal matters referenced in the Staff’s comment relate to Minera Yanacocha S.R.L. (“Yanacocha”), a Peruvian partnership in which the Company holds a 43.65% equity interest, and these legal matters do not involve the Company directly.  The Company confirms that Yanacocha has not accrued any amount for loss contingencies related to the Choropampa and Hacienda Los Negritos matters.  Furthermore, the Company supplementally advises the Staff as follows with respect to each of these legal matters:

A. Choropampa

As disclosed in Note 32(c) to the Company’s consolidated financial statements, as of December 31, 2007, Yanacocha was still negotiating a settlement agreement in respect of the Choropampa matter with approximately 300 plaintiffs for alleged damages suffered as a consequence of a mercury spill that occurred in Cajamarca, Peru.  Due to the ongoing negotiations, it was not possible for Yanacocha to predict the exact amount of the loss at December 31, 2007.  However, Yanacocha has informed the Company that, based on previous settlement experience, it currently believes that a settlement will be reached with the remaining plaintiffs in an aggregate amount of between US$900,000 and US$1,500,000.

The Company supplementally advises the Staff that its equity share of the cost of any such settlement, based upon the Company’s 43.65% equity interest in Yanacocha, would be approximately US$392,850 to US$654,650, which the Company considers to be immaterial under both Peruvian GAAP and US GAAP (representing approximately 0.1% of net income and total liabilities, and 0% of net equity).

In compliance with IAS 37 and US GAAP, the Company will disclose in a note to its consolidated financial statements to be included in the Company’s Form 20-F for the year ended December 31, 2008, that no significant amount is expected to be recorded as a result of the settlement of the pending claims.

B. Hacienda Los Negritos

Yanacocha has informed the Company that its management and external legal advisors believe that the Hacienda Los Negritos lawsuit is without merit under Peruvian law.  As a result, Yanacocha made no provision for a loss contingency as of December 31, 2007.

On July 14, 2008, the Hacienda Los Negritos lawsuit was dismissed by the relevant Peruvian court.  The dismissal was not appealed by the plaintiff.  As of December 31, 2008, Yanacocha considered this matter closed and had not recorded any loss in connection with this lawsuit.

The Company will disclose the resolution of this lawsuit in a note to its consolidated financial statements to be included in the Company’s Form 20-F for the year ended December 31, 2008.

Engineering Comments

Colquijirca, page 85

8.
We note your disclosure of ore reserves for the Colquijirca mine as 13,317,007 dry short tones with a silver content of 1.76 ounces, 4.4 percent zinc, and 1.47 percent lead followed by a second reserve estimate for the same property of 21,622,137 dry short tons containing 1.26 ounces silver, 0.005 ounces gold, 2.71 percent of zinc, 0.91 percent lead and 0.995 percent of copper.  Please clarify or resolve this discrepancy within your filing.

The Company notes the Staff’s comment and will revise its disclosure relating to the Colquijirca mine in future filings of the Form 20-F.

The Company supplementally advises the Staff that the Colquijirca mine, excluding the Marcapunta deposit, had estimated ore reserves of 13,317,007 dry short tons (“DST”) with a silver content of 1.76 ounces per DST, 4.4 percent zinc and 1.47 percent lead as of December 31, 2007.  Total ore reserves of the Colquijirca mine, including the Marcapunta deposit, were estimated to be 21,622,137 DST containing 1.26 ounces of silver per DST, 0.005 ounces of gold per DST, 2.71 percent zinc, 0.91 percent lead and 0.995 percent copper as of December 31, 2007.

The Company will revise its disclosure in future filings of the Form 20-F to clarify that reserves reported include the following: (1) reserves for the Colquijirca mine on a stand-alone basis, (2) reserves for the Marcapunta deposit on a stand-alone basis and (3) total combined reserves for the Colquijirca mine and the Marcapunta deposit.

Recuperada, page 84

9.	Please expand your disclosure to include a description of your mining/ processing operations at the Recuperada mine including the following:

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of your plant and equipment, including subsurface improvements and equipment.

•	A description of your equipment, infrastructure, and other facilities.

The Company notes the Staff’s comment and will revise its discussion in “Item 4.  Information on the Company—Property, Plants and Equipment—Operating Properties—Recuperada” in future filings of the Form 20-F to add the following paragraphs:

“The  Recuperada  mining district principally contains polymetallic zinc and lead veins (including the Teresita, Esperanza and Angelica  deposits), as well as some silver-rich veins (including the María Luz, Nancy Luz and Rico Antimonio deposits). The stratigraphic column shows a layer of Mesozoic rocks beneath a layer of Cenozoic volcanic rocks, with exposed or covered dacitic-rhyolitic intrusive rocks penetrating each layer, which is frequently indicative of the existence of mineral deposits.

Recuperada is located in the province of Huancavelica, in the department of Huancavelica, approximately 540 kilometers southeast of Lima at an altitude of between 4,300 and 4,800 meters above sea level.  Access is by a 242-kilometer unpaved public road, which connects to the Pan American highway.  Electricity is supplied by access to the Peruvian national electricity grid via a 50-kilometer power line, which has a capacity of 22 kilovolts and 4,000 kilowatts.

 Mining at Recuperada is conducted underground using the conventional cut and fill method.  Mine ore is processed at a concentrator plant on site, the processing capacity of which was expanded from 400 metric tons per day to 600 metric tons per day in October 2008.  Due to low zinc and lead prices, the concentrator plant is not currently operating at full capacity.

Mining operations at Recuperada are currently focused on the Teresita mine, an old lead-zinc mine that ceased operating between 2001 and 2006 due to low metal prices.  Mineable resources are estimated to be located between levels 3850 and 4100.  We are currently upgrading infrastructure at the Teresita mine, including extracting systems, drifting equipment, ventilation systems and water pumping equipment.  In October 2007, we commenced construction of shaft number 3, which will be used to access levels 3850 through 4370.  During 2008, we completed three bore holes, two of which will be used for ventilation and one of which will be used as a pilot for the construction of shaft number 3 between levels 4150 and 4370.  We are also developing the main pumping station for shaft number 3 at level 4150.”

10.	As footnotes or as part of your reserve tables, disclose the following:

•	Whether the reserve estimates incorporate losses for mine dilution and mining recovery

•	The metallurgical recovery factors for each mine.

•	All prices and currency conversion factors used to estimate your reserves in addition to gold or silver.

•	Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

A. Losses for Mine Dilution and Mining Recovery

The Company supplementally advises the Staff that its reserve estimates incorporate losses for mine dilution and mining recovery.  The Company has disclosed this in footnote 2 to the table of proven and probable reserves in “Item 4.  Information on the Company—Property, Plants and Equipment—Reserves” on page 92 of the Form 20-F.

B. Metallurgical Recovery Factors

The Company notes the Staff’s comment and will include a footnote in the reserves table indicating the metallurgical recovery factors for each mine in future filings of the Form 20-F.  The recovery factors for each of the Company’s mines are described below.

The Company supplementally advises the Staff that the metallurgical recovery factors used to calculate the reserves for each mine are as follows:

•	ore quality;

•	gradation of ore to assess the effectiveness of reagents in releasing valuable particles;

•	quality of water used to treat ore;

•	quality of reagent used to treat ore;

•	equipment condition and maintenance; and

•	staff operational capabilities.

The metallurgical recovery factors that impacted proven and probable reserve estimates for each of the Company’s mines as of December 31, 2007 were as follows:

•	Orcopampa:

o	Water quality: recycled water contains impurities that can interfere with the chemical reaction of the reagents; and
o	Lower than estimated (or expected) ore grade.

•	Uchucchacua:

o	Complex ore: silver particles contained in the ore are smaller than one micron; certain silver particles can be identified, but are too small to be recovered;
o
Variation of ore grade: ore is extracted from three areas with different characteristics, which requires the Company to vary the blending process (i.e. the mixture of ore derived from the three areas); and

o	Ore contains oxide mineral.

•	Julcani:

o	Silver grade is lower than 7.0 ounces per metric ton;
o	Ore contains iron sulfide (Pirita) higher than 8%; and

o	Water quality: water used for ore treatment varies in quality and can have PH values of lower than 5.

•	Recuperada:

o	High volatility in ore grade; and
o	Water quality: recycled water requires strong PH control.

•	Antapite:

o	High volatility in ore grade; and
o	Water quality: recycled water contains impurities that can interfere with the chemical reaction of the reagents.

•	Shila-Paula:

o	High volatility in ore grade.

C. Prices and Currency Conversion Factors

The Company notes the Staff’s comment and will include a footnote indicating the prices used to estimate its reserves in future filings of the Form 20-F.

The Company supplementally advises the Staff that reserves are calculated by reference to prices in U.S. dollars and, therefore, no currency conversion factors are used to calculate reserves.  For the year ended December 31, 2007, reserves for the Company’s wholly-owned operating mines were calculated using the following prices: US$575 per ounce of gold, US$10 per ounce of silver, US$1,901 per metric ton of zinc, US$1,050 per metric ton of lead and US$1.20 per pound of copper.  For the year ended December 31, 2007, reserves for the Colquijirca mine, in which the Company owns a controlling interest, were calculated using the following prices: US$1,543 per metric ton of zinc and US$992 per metric ton of lead.

D.  Percentage Ownership of Each Mine

The Company notes the Staff’s comment and will include a footnote indicating the percentage ownership and equity share of reserves indicated for each mine in future filings of the Form 20-F.

The Company supplementally advises the Staff that eight of the nine mines indicated in the table of proven and probable reserves on page 92 of the Form 20-F are wholly-owned by the Company.  As of September 30, 2008, the Company owned a 34.91% interest in the Colquijirca mine.  The reserves shown for Colquijirca are the total reserves of the Colquijirca mine and do not indicate the Company’s equity share.  The Company will revise its disclosure in future filings of the Form 20-F to clarify that reserves for the Colquijirca mine do not represent the Company’s equity share.

*           *           *

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the Form 20-F at the Staff’s earliest convenience.  You should contact the undersigned at (212) 530-5546 or Trevor K. Truman at (212) 530-5237.

Sincerely,

/s/ Arnold B. Peinado, III

cc:	Securities and Exchange Commission:
Craig H. Arakawa
George K. Schuler

Compañía de Minas Buenaventura S.A.A.:
Carlos Galvez
Humberto Rodriguez
Daniel Dominguez